SCMP Group Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

82-3327

02 MAR 27 AM 8:16

SUPPL

BY REGISTERED POST

13 March 2002

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

02028011

Dear Sirs, South China Morning Post

~~SCMP Group Limited~~ (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Connected Transaction
dated 12 March 2002

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

VL/cl
Encl. (Total 2 pages including this page)

dlw 4/10

MORNING POST CENTRE, 22 DAI FAT STREET, TAI PO INDUSTRIAL ESTATE, N.T., HONG KONG.
TELEPHONE 2680 8888 / 2565 2333 Direct Line FACSIMILE 2680 8860

SCMP Group Limited

SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)

CONNECTED TRANSACTION

The Directors announce that the Company has entered into a sale and purchase agreement on 11 March 2002 to dispose of its kindergarten and child care business by transferring its legal and beneficial holding of the entire issued share capital of Quality Education to the Purchaser.

The Purchaser is the spouse of the controlling shareholder of Oriental Gain, which owns approximately 11.1% interest in Sun Island and is deemed to be a substantial shareholder of Sun Island. The Purchaser is therefore deemed to be a connected person of the Company in accordance with Listing Rules. Accordingly, the entering into the Agreement between the Company and the Purchaser constituted a connected transaction for the Company under the Listing Rules.

The Directors announce that the Company has entered into a sale and purchase agreement with the Purchaser to dispose of its kindergarten and child care business by transferring its legal and beneficial holding of the entire issued share capital of Quality Education to the Purchaser. Quality Education owns approximately 88.9% of Sun Island. Sun Island has one wholly owned subsidiary, Praise Onward. Sun Island and Praise Onward are the operating companies of nineteen branches of *Sun Island English Kindergarten* and three branches of *Sun Island Child Care Centre*. The consideration stated in the Agreement was determined on an arm's length basis with reference to the earnings and net asset value of Sun Island and Praise Onward.

PARTICULARS OF THE AGREEMENT

Date:	11 March 2002
Parties:	The Company as the Vendor and Madam Kwan Wai Han as the Purchaser
Purpose:	Sale of 1 share of par value US$1.00, representing the entire issued share capital of Quality Education beneficially owned by the Company, and assignment of the benefit of the Shareholder Loan to the Purchaser
Total Consideration:	The sum of (i) approximately HK$18.7 million and (ii) the Company's Proportion of the Net Current Assets based on the management accounts of Sun Island as at 28 February 2002 (such accounts will be completed by 25 March 2002). The Company's Proportion of the Net Current Assets based on the unaudited consolidated accounts of Sun Island as at 31 January 2002 is approximately HK$9.1 million
Payment of Consideration:	HK$2 million of the Total Consideration in cash upon signing of the Agreement. On Completion Date, the balance of the Total Consideration (less approximately HK$11.7 million being a sum advanced by Sun Island to the Company and transferred and novated to the Purchaser) shall be paid by the Purchaser in cash
Completion Date:	26 March 2002 or such later date as the Company and Purchaser may mutually agree

REASONS FOR ENTERING INTO THE AGREEMENT

The Company is an investment holding company. The principal activities of the Group comprise the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and on-line publications. The Group is also involved in retailing, video and film post-production and property investment through its subsidiaries.

The kindergarten and child care business owned by Quality Education is a non-core business of the Group and does not contribute significantly to the total revenue and profit of the Group. The kindergarten and child care business recorded profit before and after taxation of approximately HK$7.8 million and HK$6.5 million, respectively, for the financial year ended 30 June 2000 (audited) and approximately HK$4.8 million and HK$4.0 million, respectively, for the twelve month period ended 30 June 2001 (unaudited). The unaudited consolidated net asset value of Sun Island as at 30 June 2001 was approximately HK$18.7 million, which included Net Current Assets of approximately HK$8.1 million.

It is intended that the sale proceeds will be applied to the working capital of the Group.

CONNECTION BETWEEN THE PARTIES

The Purchaser is the spouse of the controlling shareholder of Oriental Gain, which owns approximately 11.1% interest in Sun Island and is deemed to be a substantial shareholder of Sun Island. The Purchaser is therefore deemed to be a connected person of the Company in accordance with the Listing Rules. Accordingly, the entering into the Agreement between the Company and the Purchaser constituted a connected transaction of the Company in accordance with the Listing Rules.

GENERAL INFORMATION

The Agreement was entered into in the ordinary and usual course of business of the Company and on normal commercial terms. The Directors of the Company are of the opinion that the terms and conditions of the Agreement are fair and reasonable and in the best interest of the Group so far as the shareholders of the Company are concerned.

For the purpose of Rule 14.25(1) of the Listing Rules, the consideration payable by the Purchaser to the Company under the Agreement represents less than 3% but above 0.03% of the book value of the net tangible assets of the Company. Details of the transaction will also be included in the published annual report and accounts of the Company for the relevant financial period in accordance with Rule 14.25(1) of the Listing Rules.

DEFINITIONS

"Agreement"	The Sale and Purchase Agreement dated 11 March 2002 made between the Company and the Purchaser
"Company"	SCMP Group Limited
"Company's Proportion"	The proportion of the Company's shareholding in Sun Island, being 266,773 out of 300,000 shares in Sun Island
"Directors"	Directors of the Company, including Independent non-executive Directors
"Group"	the Company and its subsidiaries
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Net Current Assets"	the consolidated net current assets (but excluding rental, utility and other related deposits) of Sun Island and Praise Onward
"Oriental Gain"	Oriental Gain Limited, a company incorporated in the British Virgin Islands
"Praise Onward"	Praise Onward Development Limited, a wholly owned subsidiary of Sun Island, incorporated in Hong Kong on 21 October 1988
"Purchaser"	Madam Kwan Wai Han
"Quality Education"	Quality Education Limited, a wholly owned subsidiary of the Company, incorporated in the British Virgin Islands on 4 November 1999
"Shareholder Loan"	The sum of approximately HK$12.5 million advanced by the Company to Quality Education and which is still owing as at the date of the Agreement
"Sun Island"	Sun Island English Kindergarten Limited, owned as to approximately 88.9% by Quality Education and approximately 11.1% by Oriental Gain, incorporated in Hong Kong on 18 October 1988

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 12 March 2002

* *For identification purpose only*